Exhibit 99.60

Melbourne, Australia, 30 January 2023: Genetic Technologies Limited (ASX:GTG; NASDAQ:GENE,” Company”, “GTG”), a global leader in guidance-driven genomics-based tests in health, wellness and serious diseases releases its Quarterly business update for the quarter ended 31 December 2022 (Q2 FY23).

Highlights:

●	Qtr 2 Receipts from customers were A$2.4 million, up 15% compared to prior quarter and up 32% compared to prior year
●	YTD Receipts from customers total A$4.45 million up 67% on prior year
●	Revenue of A$2.2 million for the quarter, underpinned by the introduction of new distribution channels in the U.S.
●	6 consecutive quarters of revenue growth on the prior year for EasyDNA & AffinityDNA
●	R&D Tax Incentive of A$1.96 million expected Q3 2023
●	Ten active engagements with U.S. payer groups, with a combined coverage of 42 million lives, including insurers, payers, and Key Opinion Leaders (‘KOL’s)
●	Invited to India as guests of MedAchievers to explore GeneType MultiTest launch strategy
●	Advancing Innovation; Epigenetics and precision oncology collaboration with the University of Melbourne on track

Commenting on the Company’s quarterly cash performance, Chief Executive Officer Simon Morriss said:

“The continued momentum in our business is exciting with 6 consecutive quarters of growth where today we have presence in more than 40 countries with more than 50 tests on offer via our global network of partner laboratories.

Looking ahead we remain focussed on securing further growth and revenue uplift for our core brands, GeneType, EasyDNA and AffinityDNA. We see the combination of KOL support, the progress with commercialization plans in Australia and success with our engagement with the key payer groups in the U.S. as important underpinning revenue drivers. We are building a strong presence and support with KOL’s as we push to develop our new channels to market. Further, we continue to meet important milestones both from a scientific point of view, but importantly from a commercial perspecitive.

Importantly, we are continuing to challenge our go to market strategies for all our brands, to continue our revenue growth and improve profitability.”

Growing EasyDNA & AffinityDNA

EasyDNA & AffinityDNA’s revenue base continues to grow, achieving a sixth consecutive quarter of prior year revenue growth to record A$2.2 million in Q2 FY23, an increase of 15% on the previous quarter. This result reflects the early success of commercial initiatives during the past year, but importantly the growing market presence in the U.S.

Further, EasyDNA has focused on expanding the Direct-to-Consumer channel, with our new EasyDNA website and eCommerece platform the targeted to launch in February 2023. The relaunch of EasyDNA’s website will streamline the purchasing process, improve overall customer experience, increase brand awareness, and boost online sales revenue.

GeneType commercial progress

GTG has a core focus on initiatives that will be key to growing the adoption of the company’s GeneType platform and securing commercial success for GTG’s Business to Business (B2B) strategy. The GeneType platform is underpinned by 27 patents, 18 of which are granted patents, ensuring maximum protection of GeneType sales in key markets.

We have activiely engaged with U.S. payer groups to gain reimbursement, this is key to obtaining wider adoption in the U.S. market and accelerating a step change in GTG’s revenue growth of GeneType’s risk assessment test. The Company is leveraging its’ Budget Impact Model (BIM), which demonstrates substantial health economic benefits from the implementation of GeneType, as a core initiative underpinning this B2B strategy. Currently, GTG has more than ten active engagements underway with U.S. payers. These payers have total coverage of 42 million people. GTG is also targeting smaller niche payers such as employer groups, with the goal of developing commercial pilot studies with one or more of these groups during the second half of FY 2023. These commercial pilot studies have the goal of highlighting the benefits of adopting the GeneType test. Executing one or more commercial pilot programs will be a significant milestone and will represent an important value inflection point for the Company.

Critical to the clinical implementation has been the deliberate focus of engaging with Key Opinion Leaders (KOL) in the U.S., who are leaders in their relative field and actively supporting the implementation of risk assessment tests. GTG believes their support will help build partnerships with new medical practices, accessing a wider group of patients. These KOL’s include:

●	Dr Joel Evans - MD, a board certified obstetrician- gynaecologist (‘OB/GYN’) and international lecturer, is the director of The Center for Functional Medicine in Stamford, CT. He has a special interest in breast cancer, and, is the medical director of the “Keep A Breast Foundation” which brings the latest information on cancer risk assessment and prevention to his patients.

●	Dr Carolyn Young is an OB/GYN in Rockville, Maryland and is affiliated with multiple hospitals in the area, including Johns Hopkins Medicine-Suburban Hospital and Adventist Healthcare Shady Grove Medical Center.

●	Dr Lisa Larkin is a board-certified internist practicing internal medicine and women’s health since 1991. She is the Founder and CEO of Ms. Medicine, LLC, a national membership organization for women’s health clinicians and a concierge women’s health primary care network.

Through increasing sales efforts and general practitioner (GP) partnerships in Australia, with the sales efforts of GTG’s Virtual Sales Rep (VSR) and face-to-face engagements, via the MedLab Medical Science Liaison personnel, GTG has established over 90 medical practices in Australia who are actively evaluating the GeneType platform with their patients. Some of these medical practices have initiated the referral of patients on a commercial basis, with the Company expecting revenue growth from these initiatives to continue as more of these practices move to routine implementation of GeneType tests.

In addition, GTG is also continuing to build partnerships with other key users including:

●	Dr Nicole Yap at the The Australian Breast Care Centre
●	A/Prof Charles Siles, providing immediate access to more than 1,000 referring primary care physicians
●	Prof Bruce Mann at Royal Women’s Hospital for the Melbourne Launch of screening for breast cancer risk

GTG showcasing the clinical validity and clinical utility of GeneType risk assessment tests

In the past quarter, the Company has published three separate peer-reviewed papers in scientific journals and presented at prestigious medical conferences. These events increase the awareness among medical physicians, validate the benefits of the GeneType tests, and ultimately support the adoption of the GeneType platform.

GTG’s Director of Clinical and Scientific Affairs, Dr Erika Spaeth, presented at the prestigious American Society of Clinical Oncology Gastroenterology Cancer Symposium (ASCOGI) in January 2023. Her presentation demonstrated significant improvement in identifying patients at risk of colorectal cancer by expanding the number of Single Nucleotide Polymorphisms (SNPs) genetic markers, a key component in GeneType risk assessment tests for colorectal cancer.

In addition, GTG released several publications showing GeneType as an enabling predictor of breast cancer, ovarian cancer, cardiovascular disease (CVD) and type 2 diabetes.

These publications were:

●	“Polygenic risk scores for cardiovascular diseases and type 2 diabetes” published in PLOS ONE[1]
●	“A combined clinical and genetic model for predicting risk of ovarian cancer” published in the European Journal of Cancer Prevention[2]
●	“Integrating Personalized Medicine into Preventative Care through Risk Stratification” published in the Journal of Precision Medicine [3]

Building our GeneType Brand

A number recent of media events have been undertaken to continue to build the brand awareness of geneType. These included a segment on channel 7 News http://youtu.be/21SoDP8PTxg, a Webinar in which GTG’s Director of Medical Affairs, Dr Erika Spaeth, interviewed Associate Professor Charles Siles on the utility of geneType Breast Cancer Risk Assessment Test https://www.youtube.com/watch?v=Xmwn-WYFIeE, and an interview with GTG’s CEO, Simon Morriss, that aired on Bloomberg US https://youtu.be/YPBOPf8tPDE.

Financial and cashflow overview

At the end of December 2022, GTG had A$5.0 million in cash and cash equivalents. Cash outflows used in operating activities were A$2.8 million. Cash receipts from customers for the quarter were A$2.4 million, primarily driven by EasyDNA and AffinityDNA product sales. At the end of December 2022, GTG had 1.86 quarters of cash. The December cash balance does not include receipt of the R&D Tax Incentive for the 2022 financial year which is expected to result in a refund of A$1.96 million. Adding this to the December cash balance, the company’s cash runway extends to 2.5 quarters.

1 https://journals.plos.org/plosone/article?id=10.1371/journal.pone.0278764

2 https://journals.lww.com/eurjcancerprev/Fulltext/9900/A_combined_clinical_and_genetic_model_for.27.aspx

3https://www.thejournalofprecisionmedicine.com/wp-content/uploads/integrating-personalized-medicine-preventive-care.pdf

Payments to related parties of the entity and their associates for the quarter were $68k as disclosed in Item 6.1 of the Appendix 4C.

To support the Company’s continued investment in its core brands, GeneType, EasyDNA and AffinityDNA, and to secure further revenue growth, the Company expects to raise further equity. The Board are currently in discussions with equity advisors and will provide a further update to the market as appropriate.

Authorized for release by the Board of Genetic Technologies Limited

-END-

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity

Genetic Technologies Limited

ABN	Quarter ended (“current quarter”)

17 009 212 328	31 December 2022

Consolidated statement of cash flows			Current quarter $A’000	Year to date (6 months) $A’000
1.	Cash flows from operating activities		2,399	4,455
1.1	Receipts from customers
1.2	Payments for		-	(271)
	(a)	research and development
	(b)	product manufacturing and operating costs	(1,142)	(2,499)
	(c)	advertising and marketing	(870)	(1,422)
	(d)	leased assets	(48)	(167)
	(e)	staff costs	(1,565)	(3,420)
	(f)	administration and corporate costs	(1,625)	(2,975)
1.3	Dividends received (see note 3)		-	-
1.4	Interest received		41	79
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Government grants and tax incentives		-	-
1.8	Other (provide details if material)		-	-
1.9	Net cash from / (used in) operating activities		(2,810)	(6,220)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a)	entities	-	-
	(b)	businesses	-	(486)
	(c)	property, plant and equipment	(1)	(4)
	(d)	investments	-	-
	(e)	intellectual property	-	-
	(f)	other non-current assets	-	-

2.2	Proceeds from disposal of:
	(a)	entities	-	-
	(b)	businesses	-	-
	(c)	property, plant and equipment	-	-
	(d)	investments	-	-
	(e)	intellectual property	-	-
	(f)	other non-current assets	-	-
2.3	Cash flows from loans to other entities		-	-
2.4	Dividends received (see note 3)		-	-
2.5	Other (provide details if material)		-	-
2.6	Net cash from / (used in) investing activities		(1)	(490)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	-
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	-
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	-	-

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	7,945	11,733
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,810)	(6,220)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(1)	(490)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	-	-
4.5	Effect of movement in exchange rates on cash held	(89)	22
4.6	Cash and cash equivalents at end of period	5,045	5,045

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	2,933	3,733
5.2	Call deposits	2,112	4,212
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	5,045	7,945

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	68
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

Payments at 6.1 related to the director fees and consulting fees (inclusive of GST) on normal commercial terms.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	188	4
7.4	Total financing facilities	188	4

7.5	Unused financing facilities available at quarter end		184

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

1.	Secured – Bank of America, US$25,000 facility with interest at 9.25%
2.	Unsecured – National Australia Bank, $150,000 facility with interest at 15.5%

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(2,810)
8.2	Cash and cash equivalents at quarter end (item 4.6)	5,045
8.3	Unused finance facilities available at quarter end (item 7.5)	184
8.4	Total available funding (item 8.2 + item 8.3)	5,229

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	1.86

	Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6		If item 8.5 is less than 2 quarters, please provide answers to the following questions:

	8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

	Answer:	Yes

	8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer:	Directors and management constantly monitor the company’s cash balance and funding requirements. To support the Company’s continued investment in the Company’s core brands, GeneType, EasyDNA and AffinityDNA, and to secure further revenue growth, the Company expects to raise further equity in the coming months. The Board are currently in discussions with equity advisors and will provide a further update to the market as appropriate. Post quarter end the Company lodged it income tax return and expects to receive $1.96m from the R&D Tax Incentive refund in the coming weeks. Based on the calculation at 8.4 above the company will have 2.5 quarters of cash to fund operations.

	8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

	Answer:	Yes, see 8.6.2.

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	30 January 2023

Authorised by:	Tony Di Pietro
Company Secretary

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.